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Please Contact:
Rosemary Stone                                 Stuart McGill
Director, Corporate Communications             Manager, Corporate Communications
Micro Focus                                    Micro Focus
U.S.:  (650) 404-7180                          UK:  (1635) 326 46

Giles Sanderson/Edward Bridges
Financial Dynamics
UK:  (0171) 831-3113




             MICRO FOCUS ANNOUNCES AGREEMENT TO ACQUIRE XDB SYSTEMS

            Acquisition adds key enterprise access technology skills

     LONDON and MOUNTAIN VIEW, Calif., December 23, 1997 -- Micro Focus Group Plc (NASDAQ:MIFGY), a leading provider of enterprise application development solutions, today announced it has entered into a definitive agreement to acquire privately held XDB Systems, Inc., a provider of DB2 database development, maintenance and connectivity solutions.

     Micro Focus is acquiring XDB Systems to meet the demand for DB2 products from its markets among large banks and financial institutions, insurance companies, telecommunications and government organizations. DB2 is used to store and retrieve key financial data, customer information and manufacturing data on mainframe systems. The combination of XDB and Micro Focus will allow a tight integration of the two companies' product offerings.

     "Our continuing drive to deliver customer satisfaction through integrated solutions will be furthered by our ability to integrate XDB Systems products with our current solutions and sales channels," stated CEO Martin Waters. "We believe that the database technology and the people responsible for creating that technology at XDB Systems will enhance many future product offerings for Micro Focus customers as well."

     XDB Systems President Duncan McClain added, "Micro Focus and XDB have already built a solid working relationship over the past eight years. Our mutual customers will benefit from having a single provider to turn to for solutions that help them preserve their valuable information assets on the mainframe while exploiting new technologies like the Internet."

     Industry analysts predict the amount of data stored in DB2 databases will double over the next two years. IBM, a major supplier of DB2 products, estimates such database servers are currently in use in 80 percent of today's Fortune 500 companies with these installations supporting 30 million users.

     Under the terms of the agreement, Micro Focus will provide to the holders of XDB shares Micro Focus ordinary shares based on a formula which values XDB at $13.4 million, and further consideration of $3.1 million which reflects certain assets of XDB. The value of shares to be issued will be calculated by reference to the mid-market price of Micro Focus ordinary shares in the 30 trading days prior to the closing; if the transaction were closed today, it would result in the issue of approximately 483,000 shares, including up to 52,000 ordinary shares to be issued to holders of options in XDB Systems upon exercise of such options. For its year ended January 31, 1997, XDB reported revenue of $10.1 million and a loss of $3.2 million and had assets of $13.1 million. It is expected that the transaction, which will be accounted for as a pooling of interests for U.S. accounting purposes, will be closed on January 15, 1998, following the satisfaction of certain closing conditions. If the transaction closes as anticipated, various transaction expenses will be included in the Company's results for the period ending January 31, 1998. Application will be made to the London Stock Exchange for the new shares to be admitted to the Official List. The new shares will rank pari passu in all respects with the


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existing  ordinary share capital of the Company.  It is expected that trading in the new shares will commence on January 16, 1998.

     Both companies help corporations and government agencies develop and maintain their mainframe applications by utilizing personal computers to perform editing, compilation, debug and test tasks. This method -- called "off-loading" -- is recognized as an extremely cost-effective and productive way to implement new, or upgrade existing software programs.

ABOUT MICRO FOCUS
         Micro  Focus  (NASDAQ:MIFGY)  provides  applications   development  and
maintenance solutions for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to:

     - move application development and maintenance off the mainframe to cost-effective PC platforms;
     - extend their enterprise applications by developing and deploying production systems in distributed environments such as UNIX and Windows/NT;
     - and find, fix and test required Year 2000 date and Euro currency changes.

     Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the UK, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Company's Web site: http://www.microfocus.com.

                                       ###

Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks of their respective owners.




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: December 23, 1997                   By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary